

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

Via E-mail
Felipe Menendez
Chief Executive Officer
Ultrapetrol Bahamas Limited
Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084

> **Re:** **Ultrapetrol Bahamas Limited**
> **Registration Statement on Form F-4**
> **Filed August 1, 2013**
> **File No. 333-190316**

Dear Mr. Menendez:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 1

1. We note you disclosure relating to covenant waivers under various loan agreements as described on pages 150 through 153. Please revise the summary section to disclose these and any other recent instances of waivers or covenant non-compliance.

Risk Factors, page 18

2. Please include a risk factor describing your status in respect to any covenants for which you are or were recently non-compliant or received a waiver. Please do so by including quantitative information in your disclosure.

<u>Signatures, page II-5</u>

3. Please revise the above referenced signature page to have your principal accounting officer or controller sign the registration statement in that indicated capacity. This signature should appear in the second half of the signature block of the signature section.

<u>Signatures, pages II-6, II-7, II-8, II-9, II-10, II-11, II-12, II-13, II-15, II-18, II-19, II-21, and II-22</u>

4. Please revise the above referenced signature pages to have your principal executive officer, principal financial officer and principal accounting officer or controller sign the registration statement in those indicated capacities. These signatures should appear in the second half of the signature block of the signature sections.

<u>Signatures, page II-8</u>

5. Please revise the second half of the signature block to have a majority of the board of directors sign the registration statement in that indicated capacity.

<u>Signatures, pages II-14, II-16, II-17, and II-20</u>

6. Please revise the above referenced signature pages to have your principal financial officer and principal accounting officer or controller sign the registration statement in those indicated capacities. These signatures should appear in the second half of the signature block of the signature sections.

<u>Exhibits 5.2, 5.3, 5.4, 5.5, 5.6 and 5.7</u>

7. For each of the above referenced exhibits please include counsel's consent to being named in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Via E-mail
       Lawrence Rutkowski, Esq.